Exhibit 99.1

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $85.8 MILLION
FOR THE FOURTH QUARTER OF 2022
AND DECLARES QUARTERLY DIVIDEND OF $0.60 PER SHARE

ATHENS, GREECE, February 16, 2023 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the fourth quarter of 2022. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Fourth quarter 2022	Fourth quarter 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Voyage Revenues	$294,803	$499,857	$1,437,156	$1,427,423
Net income/(loss)	$85,796	$300,151	$565,999	$680,530
Adjusted Net income / (loss) (1)	$92,461	$302,446	$608,801	$691,764
Net cash provided by operating activities	$116,336	$296,372	$769,898	$767,071
EBITDA (2)	$128,499	$353,054	$764,440	$891,977
Adjusted EBITDA (2)	$134,584	$355,128	$808,614	$900,221
Earnings / (loss) per share basic	$0.84	$2.94	$5.54	$6.73
Earnings / (loss) per share diluted	$0.84	$2.93	$5.52	$6.71
Adjusted earnings / (loss) per share basic (1)	$0.90	$2.96	$5.96	$6.84
Adjusted earnings / (loss) per share diluted (1)	$0.90	$2.96	$5.94	$6.82
Dividend per share for the relevant period	$0.60	$2.00	$5.10	$4.25
Average Number of Vessels	128.0	128.0	128.0	125.4
TCE Revenues (3)	$216,428	$428,004	$1,125,568	$1,188,616
Daily Time Charter Equivalent Rate ("TCE") (3)	$19,590	$37,406	$25,461	$26,978
Daily OPEX per vessel (4)	$4,469	$4,604	$4,893	$4,560
Daily OPEX per vessel (excl. non recurring expenses) (4)	$4,205	$4,373	$4,598	$4,310
Daily Net Cash G&A expenses per vessel (5)	$977	$1,042	$1,000	$1,050

(1)
Adjusted Net income / (loss) and Adjusted earnings / (loss) per share basic and diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income / (loss) and earnings / (loss) per share basic and diluted, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (which excludes non-recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as, increased costs due to the COVID-19 pandemic or pre-delivery expenses, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to, the General and Administrative expenses (net of share-based compensation expense and other non-cash charges) and (2) then dividing the result by the sum of Ownership days and Charter-in days. Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

During the fourth quarter, Star Bulk reported Net Income of $85.8 million, TCE Revenues of $216.4 million and EBITDA of $128.5 million. TCE for the quarter was $19,590/day per vessel, substantially exceeding the fleet-weighted average Baltic indices.

Consistent with our stated dividend policy, our Board of Directors has approved a dividend distribution of $0.60 / share. For the full year 2022, Star Bulk will have made distributions of $525.7 million, or $5.10 per share to its shareholders. Since 2021 we have distributed a total of $960.7 million, or $9.35 per share in dividends.

During the last few months we completed new debt refinancings totaling ~$430 million, effectively reducing our annual interest cost by ~$5.2 million. As of today we have $722.1 million of swaps fixed at an average of 46 bps, protecting the Company from increased interest costs for an average remaining maturity of 1.1 years.

On the ESG front, Star Bulk has participated in the Carbon Disclosure Project (“CDP”) for a second year in a row, achieving a score of B and improving its performance versus last year where it had scored a B-. This rating continues to place the Company at Management Level as per the CDP scoring, indicating a maturity of “taking coordinated action on climate issues”. It also places Star Bulk above both the industry average of C and the global average of C, which indicates Awareness Level.  During 2023 Star Bulk will aim to continue improving its environmental stewardship, by measuring and reporting for the first time also its Scope 3 emissions, namely the emissions which Star Bulk affects indirectly across its value chain.

Despite the current seasonal spot market weakness, the long term prospects of the dry bulk market remain encouraging given the 25-year low orderbook and the positive effect on dry bulk demand from the Chinese economy re-opening. Star Bulk is well positioned due to its scrubber fitted and diverse fleet to take advantage of a recovery in the dry bulk freight rates.

Recent Developments

Declaration of Dividend

As of December 31, 2022, we owned 128 vessels and our aggregate amount of cash on our balance sheet was $286.3 million. Adjusted for drawdowns that took place in early January 2023, our cash balance was $331.7 million. Taking into account the Minimum Cash Balance per Vessel, as defined in our 2021 annual report, of $2.10 million, or $268.8 million in the aggregate, on February 16, 2023, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.60 per share, payable on or about March 14, 2023 to all shareholders of record as of February 28, 2023. The ex-dividend date is expected to be February 27, 2023.

Financing

Following the completion of the loan documentation with a wholly owned subsidiary of NTT Finance Corporation and CTBC Bank Co., Ltd, in November and December 2022 we drew down an aggregate amount of $49.0 million under the i) NTT $24.0 million Facility and ii) CTBC $25.0 million Facility, as described in our Q3 2022 Press Release. In addition, following the completion of the loan documentation with Standard Chartered Bank, in January 2023 we drew down $47.0 million under the Standard Chartered $47.0 million Facility, as described in our Q3 2022 Press Release.

In addition, in December 2022, we entered into a loan agreement with ABN AMRO Bank for a loan facility of $24.0 million (the “ABN AMRO $24.0 million Facility”). The amount was drawn in December 2022 and used to refinance the outstanding amount under the loan agreement of the Star Sienna. The ABN AMRO $24.0 million Facility matures 5 years after the drawdown and is secured by first priority mortgage on the Star Sienna.

The financing arrangements discussed above contain financial and other covenants substantially similar to those covenants described in Item 5 of our 2021 annual report regarding our credit facilities.

Following the completion of the $430.0 million of new refinancings that we performed during 2022 and January 2023, we have 13 unlevered vessels, we extended the average maturity of our outstanding facilities from 3.6 to 4.3 years and we expect to save approximately $5.2 million per year in interest costs from more competitive margins.

As of today, following a number of interest rates swaps we have entered into, we have an outstanding total notional amount of $722.1 million under our financing agreements with an average fixed rate of 46 bps and an average maturity of 1.1 years. As of December 31, 2022 the Mark-to-Market value of our outstanding interest rate swaps stood at $33.4 million. The above interest rate swaps are designated and qualify for hedge accounting.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

For the fourth quarter of 2022 our TCE rate was:
Capesize / Newcastlemax Vessels:	$19,692 per day.
Post Panamax / Kamsarmax / Panamax Vessels:	$19,702 per day.
Ultramax / Supramax Vessels:	$19,264 per day.

For the year ended December 31, 2022 our TCE rate was:
Capesize / Newcastlemax Vessels:	$25,372 per day.
Post Panamax / Kamsarmax / Panamax Vessels:	$24,596 per day.
Ultramax / Supramax Vessels:	$26,277 per day.

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 102,724,888 and 102,285,188 weighted average diluted shares for the fourth quarter of 2022 and 2021, respectively.

Fourth Quarter 2022 and 2021 Results

For the fourth quarter of 2022, we had a net income of $85.8 million, or $0.84 earnings per share, compared to a net income for the fourth quarter of 2021 of $300.2 million, or $2.93 earnings per share.

Adjusted net income, which excludes certain non-cash items, was $92.5 million, or $0.90 earnings per share, for the fourth quarter of 2022, compared to an adjusted net income of $302.4 million for the fourth quarter of 2021, or $2.96 earnings per share.

Net cash provided by operating activities for the fourth quarter of 2022 was $116.3 million, compared to $296.4 million for the fourth quarter of 2021. Adjusted EBITDA, which excludes certain non-cash items, was $134.6 million for the fourth quarter of 2022, compared to $355.1 million for the fourth quarter of 2021.

Voyage revenues for the fourth quarter of 2022 decreased to $294.8 million from $499.9 million in the fourth quarter of 2021 and Time charter equivalent revenues (“TCE Revenues”)1 were $216.4 million for the fourth quarter of 2022, compared to $428.0 million for the fourth quarter of 2021. TCE rate for the fourth quarter of 2022 was $19,590 compared to $37,406 for the fourth quarter of 2021 which is indicative of the weaker market conditions prevailing during the recent quarter.

Our results for the fourth quarter of 2022 include a loss on write-down of inventories of $2.4 million resulting from the valuation of the bunkers remaining on board our vessels as a result of the continuing decrease of such bunkers’ net realizable value compared to their historical cost.

For the fourth quarters of 2022 and 2021, vessel operating expenses were $52.6 million and $54.2 million, respectively. Vessel operating expenses for the fourth quarter of 2022 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions, estimated to be $2.2 million. In addition, we incurred $1.0 million of additional operating expenses due to change of management of certain vessels from third party to in-house. Vessel operating expenses for the fourth quarter of 2021 included COVID-19 related expenses of $2.6 million and pre-delivery and pre-joining expenses of $0.1 million. Excluding non-recurring expenses such as increased costs due to the COVID-19 pandemic, exceptional operating expenses due to change of management and pre-delivery and pre-joining expenses, our daily operating expenses per vessel decreased to $4,205 for the fourth quarter of 2022 from $4,373 for the fourth quarter of 2021.

Drydocking expenses for the fourth quarters of 2022 and 2021, were $18.7 million and $7.0 million, respectively. During the fourth quarter of 2022 14 vessels completed their periodic dry docking surveys while during the corresponding period in 2021,  3 vessels completed their periodic dry docking surveys.

General and administrative expenses for the fourth quarters of 2022 and 2021 were $12.5 million and $9.3 million, respectively, primarily due to the increase in the stock based compensation expense to $5.1 million from $1.7 million. Vessel management fees for the fourth quarter of 2022 decreased to $4.4 million from $4.9 million in the corresponding period of 2021 due to the change of management of certain vessels, from third party to in-house as described above. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the fourth quarters of 2022 and 2021 were $977 and $1,042, respectively.

Interest and finance costs for the fourth quarters of 2022 and 2021 were $14.8 million and $12.8 million, respectively. The driving factor for this increase is the increase in the London Interbank Offered Rate for US Dollars (“LIBOR”), which was partially offset by the decrease in our weighted average outstanding indebtedness.

Interest income and other income for the fourth quarter of 2022 amounted to $6.8 million, compared to an interest income and other loss, net of $0.3 million in the fourth quarter of 2021. This variation is mainly due to higher interest earned from fixed deposits during the fourth quarter of 2022 and foreign exchange gains incurred in the same period compared to foreign exchange losses incurred in the fourth quarter of 2021.

Gain/(Loss) on debt extinguishment, net for the fourth quarter of 2022 included an amount of $5.8 million which resulted from the write-off of the cumulative gain on the hedging instrument previously recognized in equity, following the prepayment of the corresponding loan.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2022	Fourth quarter 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021

Revenues:
Voyage revenues	$294,803	$499,857	$1,437,156	$1,427,423
Total revenues	294,803	499,857	1,437,156	1,427,423

Expenses:
Voyage expenses	(74,439)	(72,215)	(286,534)	(226,111)
Charter-in hire expense	(3,227)	(2,366)	(21,020)	(14,565)
Vessel operating expenses	(52,629)	(54,211)	(228,616)	(208,661)
Dry docking expenses	(18,705)	(6,991)	(47,718)	(30,986)
Depreciation	(39,709)	(39,193)	(156,733)	(152,640)
Management fees	(4,407)	(4,941)	(19,071)	(19,489)
Loss on bad debt	(677)	(240)	(677)	(629)
General and administrative expenses	(12,547)	(9,304)	(56,826)	(39,500)
Gain/(Loss) on forward freight agreements and bunker swaps	2,166	2,780	(1,451)	3,564
Other operational loss	(1,318)	(144)	(2,380)	(2,214)
Other operational gain	1,903	854	8,794	2,110
Gain on time charter agreement termination	-	-	-	1,102
Loss on write-down of inventory	(2,425)	-	(17,326)	-

Operating income	88,789	313,886	607,598	739,404

Interest and finance costs	(14,822)	(12,765)	(52,578)	(56,036)
Interest income and other income/(loss)	6,821	(336)	7,050	315
Gain/(Loss) on debt extinguishment, net	5,207	(609)	4,064	(3,257)
Total other expenses, net	(2,794)	(13,710)	(41,464)	(58,978)

Income/(Loss) before equity in investee	85,995	300,176	566,134	680,426

Equity in income/(loss) of investee	1	(25)	109	120

Income/(Loss) before taxes	$85,996	$300,151	$566,243	$680,546

Income taxes	(200)	-	(244)	(16)

Net income/(loss)	$85,796	$300,151	$565,999	$680,530

Earnings/(loss) per share, basic	$0.84	$2.94	$5.54	$6.73
Earnings/(loss) per share, diluted	$0.84	$2.93	$5.52	$6.71
Weighted average number of shares outstanding, basic	102,468,182	102,045,703	102,153,255	101,183,829
Weighted average number of shares outstanding, diluted	102,724,888	102,285,188	102,536,966	101,479,072

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	December 31, 2022	December 31, 2021
Cash and cash equivalents and resticted cash, current	$284,323	471,250
Other current assets	217,769	211,674
TOTAL CURRENT ASSETS	502,092	682,924

Vessels and other fixed assets, net	2,881,551	3,013,038
Restricted cash, non current	2,021	2,021
Other non-current assets	47,960	56,736
TOTAL ASSETS	$3,433,624	$3,754,719

Current portion of long-term bank loans and lease financing	$181,947	$207,135
Other current liabilities	100,608	83,661
TOTAL CURRENT LIABILITIES	282,555	290,796

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $11,694 and $16,171, respectively)	1,103,233	1,334,593
Other non-current liabilities	28,494	49,312
TOTAL LIABILITIES	$1,414,282	$1,674,701

SHAREHOLDERS' EQUITY	2,019,342	2,080,018

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,433,624	$3,754,719

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021

Net cash provided by / (used in) operating activities	$769,898	$767,071

Acquisition of vessels and other fixed assets	(437)	(97,933)
Capital expenditures for vessel modifications/upgrades	(24,966)	(32,214)
Insurance Proceeds	4,531	8,884
Net cash provided by / (used in) investing activities	(20,872)	(121,263)

Proceeds from vessels' new debt	315,000	470,650
Scheduled vessels' debt repayment	(201,347)	(192,107)
Debt prepayment due to refinancing	(374,678)	(401,076)
Financing fees	(5,543)	(4,584)
Offering expenses	(412)	(433)
Shares issued	19,792	-
Repurchase of common shares	(20,068)	(10,278)
Dividend payments	(668,697)	(230,240)
Net cash provided by / (used in) financing activities	(935,953)	(368,068)

Summary of Selected Data

	Fourth quarter 2022	Fourth quarter 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Average number of vessels (1)	128.0	128.0	128.0	125.4
Number of vessels (2)	128	128	128	128
Average age of operational fleet (in years) (3)	10.9	9.9	10.9	9.9
Ownership days (4)	11,776	11,776	46,720	45,759
Available days (5)	11,048	11,442	44,207	44,059
Charter-in days (6)	196	107	913	571
Daily Time Charter Equivalent Rate (7)	$19,590	$37,406	$25,461	$26,978
Daily OPEX per vessel (8)	$4,469	$4,604	$4,893	$4,560
Daily OPEX per vessel (excl. non recurring expenses) (8)	$4,205	$4,373	$4,598	$4,310
Daily Net Cash G&A expenses per vessel (9)	$977	$1,042	$1,000	$1,050

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of the periods reported.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management  and vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in vessels, not owned by us.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of voyage revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.
 (8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses or other additional expenses due to conditions outside of the Company’s control (such as pre-delivery expenses for each vessel at acquisition or at change of management or increased costs due to the COVID-19 pandemic, if any ) by Ownership days. We exclude non-recurring expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (excluding non-recurring expenses) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of non-recurring items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded. Vessel operating expenses for the years ended December 31, 2022 and 2021 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 (estimated to be $9.6 million and $8.4 million, respectively) while vessel operating expenses for the year ended December 31, 2021 included pre-delivery and pre-joining expenses of $3.1 million (nil in 2022). Lastly, during the year ended December 31, 2022 we incurred $4.2 million of additional operating expenses due to change of management of certain vessels, from third party to in-house.
(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share based compensation expense, impairment loss, loss from bad debt, change in fair value of forward freight agreements and bunker swaps and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Fourth quarter 2022	Fourth quarter 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Net cash provided by/(used in) operating activities	$116,336	$296,372	$769,898	$767,071
Net decrease / (increase) in current assets	(4,046)	33,969	7,714	98,720
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	15,052	12,943	(9,627)	(14,998)
Gain/(Loss) on debt extinguishment, net	5,207	(609)	4,064	(3,257)
Share – based compensation	(5,093)	(1,663)	(28,481)	(10,335)
Amortization of deferred finance charges	(1,118)	(1,455)	(4,918)	(6,511)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	2,875	52	2,583	1,508
Total other expenses, net	2,794	13,710	41,464	58,978
Gain on time charter agreement termination	-	-	-	1,102
Gain/(Loss) on hull and machinery claims	-	-	-	192
Loss on bad debt	(677)	(240)	(677)	(629)
Income tax	200	-	244	16
Write-off of current assets	(607)	-	(607)	-
Loss on write-down of inventory	(2,425)	-	(17,326)	-
Equity in income/(loss) of investee	1	(25)	109	120
EBITDA	$128,499	$353,054	$764,440	$891,977

Equity in (income)/loss of investee	(1)	25	(109)	(120)
Gain on time charter agreement termination	-	-	-	(1,102)
Unrealized (gain)/loss on forward freight agreements and bunker swaps	(2,875)	(52)	(2,583)	(1,508)
Loss on write-down of inventory	2,425	-	17,326	-
Share-based compensation	5,093	1,663	28,481	10,335
Loss on bad debt	677	240	677	629
Other non-cash charges	159	198	(225)	10
Write-off of current assets	607	-	607	-
Adjusted EBITDA	$134,584	$355,128	$808,614	$900,221

Net income/(Loss) and Adjusted Net income/(Loss) Reconciliation and Calculation of Adjusted Earnings/(Loss) Per Share

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/ (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles Net income / (loss) to Adjusted Net income / (loss):

(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2022	Fourth quarter 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Net income / (loss)	$85,796	$300,151	$565,999	$680,530
Amortization of fair value of above/below market acquired time charter agreements, net	-	-	-	(187)
Loss on bad debt	677	240	677	629
Share – based compensation	5,093	1,663	28,481	10,335
Other non-cash charges	159	198	(225)	10
Unrealized (gain) / loss on forward freight agreements and bunker swaps	(2,875)	(52)	(2,583)	(1,508)
Loss on write-down of inventory	2,425	-	17,326	-
Write-off of current assets	607	-	607	-
(Gain)/Loss on debt extinguishment (non-cash)	580	221	(1,372)	3,177
Equity in (income)/loss of investee	(1)	25	(109)	(120)
Gain on time charter agreement termination	-	-	-	(1,102)
Adjusted Net income / (loss)	$92,461	$302,446	$608,801	$691,764
Weighted average number of shares outstanding, basic	102,468,182	102,045,703	102,153,255	101,183,829
Weighted average number of shares outstanding, diluted	102,724,888	102,285,188	102,536,966	101,479,072
Adjusted Basic Earnings / (Loss) Per Share	$0.90	$2.96	$5.96	$6.84
Adjusted Diluted Earnings / (Loss) Per Share	$0.90	$2.96	$5.94	$6.82

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Fourth quarter 2022	Fourth quarter 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Voyage revenues	$294,803	$499,857	$1,437,156	$1,427,423
Less:
Voyage expenses	(74,439)	(72,215)	(286,534)	(226,111)
Charter-in hire expense	(3,227)	(2,366)	(21,020)	(14,565)
Realized gain/(loss) on FFAs/bunker swaps	(709)	2,728	(4,034)	2,056
Amortization of fair value of below/above market acquired time charter agreements, net	-	-	-	(187)
Time Charter equivalent revenues	$216,428	$428,004	$1,125,568	$1,188,616

Available days	11,048	11,442	44,207	44,059
Daily Time Charter Equivalent Rate ("TCE")	$19,590	$37,406	$25,461	$26,978

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Fourth quarter 2022	Fourth quarter 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
General and administrative expenses	$12,547	$9,304	$56,826	$39,500
Plus:
Management fees	4,407	4,941	19,071	19,489
Less:
Share – based compensation	(5,093)	(1,663)	(28,481)	(10,335)
Other non-cash charges	(159)	(198)	225	(10)
Net Cash G&A expenses	$11,702	$12,384	$47,641	$48,644

Ownership days	11,776	11,776	46,720	45,759
Charter-in days	196	107	913	571
Daily Net Cash G&A expenses per vessel	$977	$1,042	$1,000	$1,050

Conference Call details:
Our management team will host a conference call to discuss our financial results on Friday, February 17, 2023 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13736232. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk operates a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”“would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus (“COVID-19”); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our operating expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; general domestic and international political conditions or events, including “trade wars” and the recent conflicts between Russia and Ukraine; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co ‐ Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E‐mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com